

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306**

September 13, 2012

<u>Via Email</u>
Rolland D. Jurgens
Chief Accounting Officer
UnionBanCal Corporation
400 California Street
San Francisco, CA 94104-1302

   **Re: Union BanCal Corporation
     Form 10-K for Fiscal Year Ended
     December 31, 2011
     Filed March 26, 2012
     Form 10-Q for Fiscal Quarter Ended
     March 31, 2011
     Filed May 14, 2012
     File No. 001-15081**

Dear Mr. Jurgens:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Sharon Blume

       Sharon Blume
       Assistant Chief Accountant